ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
Philip magri, esq.******
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in FL and NY

May 5, 2020

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 010, LLC Amendment No. 1 to Offering Statement on Form 1-A Filed April 6, 2020 File No. 024-11189

Dear Sir or Madam:

The following is a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 1-A (“Form 1-A”) of Masterworks 010, LLC (the “Company”) set forth in the Staff’s comment letter to Josh Goldstein dated May 5, 2020. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Organizational Structure, page 6

1.	Comment: We note that you have listed some broad categories of risk factors applicable to an investment in your offering. Item 3 of Form 1-A requires a carefully organized series of short, concise paragraphs, summarizing the most significant factors that make the offering speculative or substantially risky. Please revise to make this clear or tell us how this depiction is appropriate.

Response: The Company believes that the section of the Offering Circular entitled “Risk Factors” beginning on page 10 of the Form 1-A meets the substantive requirements of Item 3(b) of Form 1-A, despite the fact that it does not immediately follow the Summary section as provided in Item 3(b), but rather is presented immediately following “Determination of Offering Price” and “Distribution Policy” on page 6 of the Form 1-A. Accordingly, the language in question was not intended to meet the substantive requirements of Item 3(b), but rather was intended to satisfy the more generalized requirements of Item 3(a) to provide a brief summary of the more detailed “Risk Factor” section.

However, in light of the Staff’s Comment, the Company proposes to replace the abbreviated bullet-point risk factors, with the following more fulsome summary risk factor discussion:

“●

Risks Related to Our Business Model. Our business model is relatively new and untested and we do not plan to generate any revenues. Our strategy is to own the Painting for an extended period of time and sell it at a profit, but no assurance can be given that we will be able to sell the Painting at a profit or the timing of any such sale.

●

Risks Associated with an Investment in a Company owning Fine Art. Artwork can be highly illiquid and investors must be prepared to hold their investment for an extended period of time. The Painting may decline in value or may not appreciate sufficiently to exceed administration fees and expenses. There are a variety of other risks to art investing, including, without limitation, the risk of claims that the artwork is not authentic, physical damage and market risks for any particular artist or work.

●	Risks Relating to Our Relationship with Masterworks. Since we have minimal liquid assets, we are totally reliant on Masterworks to administer our business. If Masterworks were to cease operations for any reason it would be difficult for us to find a replacement administrator and we would likely be required to sell the Painting and dissolve the Company. In addition, since Masterworks owns Class B shares, which represent “profits interests” and earns fees and incurs maintenance expenses relating to the administration of our business, Masterworks may have economic interests that diverge from your interests.
●

Risks Related to Ownership of the Class A shares and the Offering. Investors in this Offering will have limited voting rights and Masterworks and its affiliates will have significant discretion to operate the business and sell the Painting. In addition, the Class A shares may be illiquid and will not be listed for trading on a national stock exchange.”

The Company proposes to make this change in the final Offering Circular to be filed promptly following qualification of the Offering Statement pursuant to Rule 253(g)(2).

General

2.	Comment: On the landing page of your web-site, you include the banner “join an exclusive community of blue-chip art investors” and you depict several pieces of art, as well as the purchase price and sale price, however, you do not make it clear that you do not own any of these pieces of art and the purchase and sale prices do not represent prices at which you have bought or sold. Please revise to make this clear or tell us how this depiction is appropriate.

Response: In response to the Staff’s comment, the Company has added the following text on its website under the example paintings to clarify that these are not intended to reflect artwork or securities that are or were owned, bought or sold by Masterworks.

“The artwork and purchase and sale prices reflected on this page were obtained from public auction records. This information is presented for illustrative purposes only and does not reflect works owned, securitized, purchased or sold by Masterworks.”

3.	Comment: On the landing page of your web-site under the heading “Artists,” you identify several artists as well as the median annual returns on art produced by the artists, however, you do not make it clear that you do not own art produced by all of these artists nor are the returns for those artists in which you do own art representative of your returns, given that you have yet to sell any art. Please revise to make these points clear or tell us why this presentation is appropriate.

In response to the Staff’s comment, the Company has added the following text on its website to the legend in proximity to the examples cited in the Staffs Comment:

“Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists.”

The Company believes that such additional language, combined with the language already included in proximity to the artist data which states that “Historical returns are also not comparable to or intended to represent or be a proxy for returns on Masterworks shares” addresses the concerns raised in the Staff’s Comment.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Scott Anderegg/U.S. Securities and Exchange Commission
Tony Watson/ U.S. Securities and Exchange Commission
Donna Di Silvio/U.S. Securities and Exchange Commission Mara Ransom/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 001, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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